20008918

SEC...)N
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51124

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GROWTH PARTNERS INVESTMENT BANKING

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

31 FLINTLOCK LANE
(No. and Street)

BELL CANYON	CA	91307
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeffrey R. Knakal (818) 713-8000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tuttle & Bond, PLLC
(Name – *if individual, state last, first, middle name*)

1928 Jackson Ln.	China Spring	TX	76633
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing
MAR 05 2020
Washington, DC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey R. Knakal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GROWTH PARTNERS INVESTMENT BANKING, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

[signature]
Signature

President
Title

SEE ATTACHED JURAT

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], not Notary)

1 ~~________________________~~
2 ~~________________________~~
3 ~~________________________~~
4 ~~________________________~~
5 ~~________________________~~
6 ______________________ ______________________

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 28 day of February, 2020, by
Date *Month* *Year*

(1) Jeffrey R Khakal

(and (2) ______________________),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

HAVANNAH STAR
Notary Public - California
Los Angeles County
Commission # 2256814
My Comm. Expires Sep 1, 2022

Place Notary Seal and/or Stamp Above

Signature ______________________
Signature of Notary Public

OPTIONAL

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ______________________

Document Date: ______________________ Number of Pages: ____________

Signer(s) Other Than Named Above: ______________________

GROWTH PARTNERS, INC.

DBA: Growth Partners Investment Banking

Financial Statements and Supplemental Schedules Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Therein

(Prefaced by Form X-17A-5 Facing Page)

For the Fiscal Year-Ended:

December 31, 2019

CONTENTS

GROWTH PARTNERS, INC.

Statement of Financial Condition

As of December 31, 2019

Current Assets	
Cash	$6,733
Accounts Receivable	4,500
Total Current Assets	11,233
TOTAL ASSETS	**11,233**
Current Liabilities	4,324
Total Liabilities	4,324
Equity	
Paid in Capital	424,423
Retained Deficit	(417,514)
Total Equity	6,909
Total Liabilities & Equity	**$11,233**

The accompanying notes are an integral part of these financial statements.

GROWTH PARTNERS, INC.

Statement of Operations

For the Year-Ended December 31, 2019

Revenue	
Total Revenue	$185,940
Gross Profit	185,940
General & Administrative Expenses	
(See Schedule A)	(107,465)
Net Income	**$78,475**

SCHEDULE A

Operating Expenses

Administrative	5,170
Bank Fees	265
Communications	4,197
Consulting	2,500
Donations	0
Employee Benefit	22,689
Maintenance & Upgrades	2,048
Marketing Program	9,476
Operating Expenses	11,976
Postage	1,124
Printing	0
Professional Fees	9,140
Promotion Expense	2,011
Regulatory & License Fees	2,477
Rent	5,400
Research & Information	5,247
Supplies	5,665
Tax Expense	1,165
Transportation	11,734
Travel	5,764
Total Expenses	**107,465**

The accompanying notes are an integral part of these financial statements.

GROWTH PARTNERS, INC.

Statement of Cash Flows

For the Year-Ended December 31, 2019

<u>Cash Flow From Operating Activities</u>	
Net Income	$78,475
Change in Accounts Receivable	(4,500)
Change in Current Liabilities	4,324
Total Cash Provided From Operating Activities	**78,299**
<u>Cash Flow From Financing Activities</u>	
Dividends Paid	<u>(78,090)</u>
Total Cash (Used) in Financing Activity	**(78,090)**
<u>Net (Decrease) in Cash</u>	**209**
Cash: Beginning of Period	6,524
Cash: End of Period	$6,733

The accompanying notes are an integral part of these financial statements.

GROWTH PARTNERS, INC.

Statement of Changes in Stockholder's Equity

For the Year-Ended December 31, 2019

	Paid in Capital	Accumulated Losses	Stockholder's Equity
Balance at December 31, 2018	**$424,423**	**($417,899)**	**$6,524**
Restatement (see Footnote G)	0	0	0
Restated Balance as of January 1, 2019	**$424,423**	**($417,899)**	**$6,524**
Net Income	-	78,475	78,475
Dividends Paid	-	(78,090)	(78,090)
Balance at December 31, 2018	**$424,423**	**($417,514)**	**$6,909**

The accompanying notes are an integral part of these financial statements.

GROWTH PARTNERS, INC.

Financial Statement Notes

As of and for the Year-Ended December 31, 2019

THE COMPANY

Growth Partners, Inc., dba Growth Partners Investment Banking was incorporated in December of 1994 in the State of New Jersey, and became registered as a Foreign Corporation in the State of California in April of 1998 (the "Firm"). In addition, The Growth Group became a fully registered Broker-Dealer with the NASD in 1998, which is now called FINRA. The Firm is primarily engaged in providing consultative merger & acquisition advisement to middle market companies. Specifically, Growth Partners provides advisory services to companies seeking to purchase another company, or firm provides advisory services to companies seeking to an outright or partial sale. All of the transaction activity pertains to the institutional marketplace. At times, the firm will provide consultative advisement and advisory services to companies seeking to raise debt capital or equity capital from the institutional marketplace. Growth Partners does not, or is not: 1) engaged in the underwriting of securities transactions, 2) conduct any activity with high net-worth individuals, 3) have or maintain customer accounts or funds of any type, and 4) anything other than an advisory firm. The Firm has only one principal, its President, Jeffrey R. Knakal.

CASH & CASH EQUIVALENTS

This account has been maintained by the Firm with Wells Fargo Bank since 1997, and is in good standing with the Bank.

LIABILITIES

The Firm does not maintain any liabilities since all expenses are paid in cash as incurred, and no revolving debt or line of credit is maintained or is outstanding.

SHAREHOLDERS EQUITY

This account fully reconciles to the past and present capital investment and operating activities of the Firm, and is an accurate expression of Shareholders Equity.

Note: A: - ACCOUNTING INFORMATION SUMMARY

Organization

Growth Partners, (the Company) was incorporated in the State of New Jersey effective December, 1994, and became registered as a Foreign Corporation in the State of California on April 1, 1998. The Company has adopted a calendar year end. In addition, the firm became a fully registered Broker-Dealer with the NASD in 1998, which is now called FINRA.

Description of Business

The Company is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA, operating under **SEC Rule 15c3-3(k)(2)(i)**, which provides an exemption because of "Special Account for the Exclusive Benefit of Customers" maintained. The Firm is primarily engaged in providing consultative merger & acquisition advisement to middle market companies. Specifically, the firm provides advisory services to companies seeking to purchase another company, or the firm provides advisory services to companies seeking to an outright or partial sale. All of the transaction activity pertains to the institutional marketplace. At times, the firm will provide consultative advisement and advisory services to companies seeking to raise debt capital or equity capital from the institutional marketplace.

GROWTH PARTNERS, INC.

Financial Statement Notes

As of and for the Year-Ended December 31, 2019

Basis of Accounting
The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents
The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt
The company considers the receipt of client payments to be highly uncertain. This is based on clients typically seeking material modifications to contracts related to the deferral, sequencing and the non-payment of monies due. As an example, a $4,500 receivable was created at December 31, 2019, and the payment was received in January of 2020, however the total due under the invoice totaled $16,450 and the certainty of receiving the remaining payment balance is very low.

Revenue Recognition
Effective January 1, 2018, the company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects consideration to which that entity expected to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to: (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfied a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of the cumulative revenue is recognized would not occur when the uncertainty associated with the variable consideration is resolved. Revenues from contracts with customers are comprised of securities, mutual fund, variable annuities and private placement fees and commissions. Management has determined that the adoption of ASC Topic 606 has had no impact on the company.

Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations
Revenue concentrations exist as a function of the company's limited business of consultative advisement and advisory services to companies seeking merger & acquisition or other advisement.

Income Taxes

The Company is a limited liability company that has elected, with the consent of its shareholder to be taxed under the Internal Code as an "S" corporation. In lieu of corporation income taxes, the shareholder of an "S" corporation includes in his individual income tax return his proportionate share of the Company's taxable income or loss. Therefore, no provision, liability or benefit for federal or state income taxes has been included in the accompanying financial statements.

Note B: - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

Note C – RENT – RELATED PARTY

The Company has a month-to-month lease arrangement with its sole-holder and sole-officer. The agreement is immediately terminable without penalty. For the year ended December 31, 2019, the company paid $5,400 in rent expense. At December 31, 2019, there were no amounts due to the related party.

Note D: – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exceptive provisions of SEC Rule 15c-3-3(k)(2)(i).

Note E: - SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue in fiscal 2019.

Note F: NEW ACCOUNTING PRONOUNCEMENTS

Effective January 1, 2018, the company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services or resources to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations of the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation as described above. In determining the transaction

price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of the cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. Revenue from engagement agreements with clients related to either strategic advisory work products and/or transaction related workshares, are composed of Inception Fees, Hourly Fee and Success Fees. Such fees are recognized at the point in-time when the Company's performance under the terms of the contractual arrangement has been undertaken or completed, which usually is at the close of a project.

Note G: RESTATEMENT

The financial statements do not reflect a restatement recorded to the Stockholder's Equity account balance for the correction of revenues that were improperly recorded.

Note H: - SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 29, 2020, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

GROWTH PARTNERS, INC.

Computation of Net Capital

As of and for the Year-Ended December 31, 2019

Computation of Net Capital

Stockholder's Equity			6,909
Non-Allowable Assets			
XX	0		
XX	0		
XX	0		
Total Non-Allowable Assets		0	
Haircuts on Securities Positions			
Securities Haircuts	0		
Undue Concentration Charges	0		
Total Haircuts on Securities Positions		0	
Net Allowable Capital			6,909

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	5,000
Minimum Dollar Net capital Requirement of Reporting Broker-Dealer	5,000
Net Capital Requirement	5,000
Excess Net Capital	1,909

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	4,324
Percentage of Aggregate Indebtedness to Net Capital	62.58%

Computation of Reconciliation of Net Capital

Net Capital Computed on FOCUS IIA as of [December 31, 2018]	6,733
Adjustments	
Increase (Decrease) in Equity	176
(Increase) Decrease in Non-Allowable Assets	0
(Increase) Decrease in Securities Haircuts	0
Net Capital per Audit	6,909
Reconciled Difference	n/a

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2019, the Company had net capital of $6,909 which was $1,909 in excess of its required net capital of $5,000. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

GROWTH PARTNERS, INC.

Computation for Determination of

Reserve Requirement Pursuant to Rule 15c3-3

As of and for the Year-Ended December 31, 2019

Growth Partners, Inc., dba Growth Partners Investment Banking, being purely a mergers & acquisitions firm otherwise known as an "Introducing Firm," does not receive or hold customer accounts, funds, securities, or otherwise, and does not function as a custodian in any form, and as such, operates under the 15c3-3(k)(2)(i) exemption, or equivalent exemptions related to the Computation for Determination of Reserve Requirement pursuant to Rule 15c3-3.

Given the content of the above statement, the firm is not subject to the reserve requirement computation.

GROWTH PARTNERS, INC.

Statement of Possession or Control

Requirements Under Rule 15c3-3

As of and for the Year-Ended December 31, 2019

Growth Partners, Inc., dba Growth Partners Investment Banking, being purely a mergers & acquisitions firm, otherwise referred to as an Introducing Firm, does not receive or hold customer accounts, funds, securities, or otherwise, does not function as a custodian in any form, and has no function or relationship with a clearing firm, and as such operates under the 15c3-3(k)(2)(i) exemption, or equivalent exemptions related to the Possession or Control Requirement provisions under Rule 15c3-3.

There were no material inadequacies in the procedures followed in adhering to the exemption provisions of SEC Rule 15c3-3(k)(2)(i). There are no customer transactions and no clearing is conducted. Given the content of the above statement, the Possession or Control Requirements are not subject to the accounting firm's review and audit.

GROWTH PARTNERS, INC.

Statement Related to Material Differences

(Related to Net Capital Computation & Reserve Requirements)

(A reconciliation including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3, and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3)

As of and for the Year-Ended December 31, 2019

In accordance with Rule 17a-5(d)(4), NO material differences exist between the audited Computation of Net Capital and the broker-dealer's (Growth Partners, Inc.) corresponding Unaudited Part II and Part IIA. As such, no reconciliation is needed or required.

Also, this audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and therefore does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

GROWTH PARTNERS, INC.

Statement of Material Differences

(Related to the Audited and Unaudited Statements & Consolidation)

(A reconciliation between the audited and unaudited statements of Financial Condition with respect to the methods of consolidation)

As of and for the Year-Ended December 31, 2019

There were no differences between the audited and unaudited financial reporting. In addition, the firm does not have subsidiaries, so methods of consolidation are not relevant.

GROWTH PARTNERS, INC.

SIPC Supplemental Report

As of and for the Year-Ended December 31, 2019

Since Growth Partners, Inc., dba Growth Partners Investment Banking, did not have revenues exceeding $500,000 for fiscal 2019, there are no agreed upon procedures (AUP) report included in this filing.

GROWTH PARTNERS, INC.

Statement of Material Inadequacies (Audits)

(A report describing material inadequacies found to exist or found to have existed since the date of the previous audit)

As of and for the Year-Ended December 31, 2019

There were no material inadequacies found to exist, or found to have existed since the date of the previous audit.

Growth Partners Investment Banking
31 Flintlock Lane
Bell Canyon, CA 91307

February 27, 2020

Tuttle & Bond, PLLC
1928 Jackson Lane
China Spring, TX 76633

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, Growth Partners Investment Banking;

1. Claims exemption 15c3-3(k)(2)(i) from 15c3-3;

2. We have met the identified exemption from January 01, 2019 through February 27, 2020, without exception, unless, noted in number 3, below;

3. We have no exceptions to report this fiscal year.

Regards,

Jeffrey Knakal
President
Growth Partners Investment Banking

TuttleBond
Certified Public Accountants

Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
For the Year-End December 31, 2019

Report of Independent Registered Public Accounting Firm
Exemption Review Report Pursuant to 15c3-3

Exemption: 15c3-3(k)(2)(i)

Jeffrey Knakal
Growth Partners Investment Banking
31 Flintlock Lane
Bell Canyon, CA 91307

Dear Jeffrey Knakal:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Growth Partners Investment Banking identified 15c3-3(k)(2)(i) as the provision under 17 C.F.R. § 15c3-3(k) under which it claims exemption from 17 C.F.R. §240.15c3-3. Growth Partners Investment Banking stated that it has met the 15c3-3(k)(2)(i) exemption throughout the most recent fiscal year without exception, or, with exception, as noted in the Representation Letter of Exemption. Growth Partners Investment Banking's management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Growth Partners Investment Banking's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

TUTTLE & BOND, PPLC
Tuttle Bond, PLLC

China Spring, Texas
February 27, 2020

Tuttle & Bond, PLLC
1928 Jackson Lane
China Spring, TX 76633
Ph: 512.967.3517 Fax: 832.534.4154
auditdocs@tuttlebond.com www.tuttlebond.com

TuttleBond
Certified Public Accountants

Growth Partners Investment Banking

Supplementary Schedules Pursuant to SEA Rule 17a-5 Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2019

Report of Independent Registered Public Accounting Firm on Applying Agreed Upon Procedures Related to an Entity's Claim for Exclusion from Membership in SIPC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Growth Partners Investment Banking (the Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 for the year ended December 31, 2019, as noted on the accompanying Certification of Exclusion From Membership (Form SIPC-3). Management of the Company is responsible for its Form SIPC-3 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.
The procedures we performed, and our findings are as follows:

1. Compared the Total amount included in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2019 to the total revenues in the Company's audited financial statements included on Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019, noting no differences.

2. Compared the amount in each revenue classification reported in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2019 to supporting schedules and working papers, *[Insert description of supporting schedules, working papers and/or source documentation prepared by the Company]* noting no differences;

3. Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2019 and in the related schedules and working papers, including regulatory filings, detailed revenue information and testing performed related to on revenue, noting no differences;

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the exclusion requirements from membership in SIPC for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

TUTTLE & BOND, PPLC
Tuttle Bond, PLLC

China Spring, Texas
February 27, 2020

Tuttle & Bond, PLLC
1928 Jackson Lane
China Spring, TX 76633
Ph: 512.967.3517 Fax: 832.534.4154
auditdocs@tuttlebond.com www.tuttlebond.com